Exhibit 3

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
EXCEPT AS MENTIONED OTHERWISE IN THE PROXY STATEMENT AND BELOW ON THIS PROXY,
IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒

1: To approve a proposal to re-elect Mr. Avi Eizenman to the Board of Directors of the Company (the “Board”), to hold office as director for a three-year term until the Annual General Meeting of Shareholders to be held in the year 2027, as described in Proposal 1 of the Proxy Statement	FOR ☐	AGAINST ☐	ABSTAIN ☐

2: To approve a proposal to re-elect Mr. Eli Doron to the Board, to hold office as director for a three-year term commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2027, as described in Proposal 2 of the Proxy Statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐

3: To approve a framework for the grant of up to 10,000 Restricted Stock Units to Mr. Yeshayahu (‘Shaike’) Orbach, for the period commencing November 1, 2023 and ending October 31, 2025, as described in Proposal 3 of the Proxy Statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐

4: To approve the grant of 100,000 options to purchase Ordinary Shares of the Company, to Mr. Liron Eizenman, the Company’s President and Chief Executive Officer, as described in Proposal 4 of the Proxy Statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐

4a: By checking the box marked “FOR”, you are confirming that you DO NOT have a “Personal Interest” in Proposal 4. If you have a “Personal Interest” check the box “AGAINST”. [MUST COMPLETE ITEM 4a]	FOR ☐	AGAINST ☐

PLEASE NOTE IT IS UNLIKELY YOU HAVE A PERSONAL INTEREST IN PROPOSAL 4.

You will have a "Personal Interest" if (i) you or an immediate family member of yours or your spouse has an interest in the adoption of Proposal 4; or (ii) if a corporate entity in which you or your spouse is affiliated, has an interest in the adoption of Proposal 4. Such corporate entity is one in which you or any or your immediate family serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer.

Please note that you are not deemed to have a personal interest in the adoption of proposal 4, if your interest in such proposal arises solely from your ownership of our shares.

5: To approve the grant of 60,000 options to purchase Ordinary Shares to Mr. Avi Eizenman, the Active Chairman of the Company's Board of Directors, as described in Proposal 5 of the Proxy Statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐

6: To approve the adoption of an appendix to the Plan, for U.S. taxpayers.	FOR ☐	AGAINST ☐	ABSTAIN ☐

7: To approve a proposal to appoint Kesselman & Kesselman Certified Public Accountants (Isr.), PwC Israel, as the independent public accountants of the Company for the year ending December 31, 2024, and until the next Annual General Meeting of Shareholders of the Company, and to authorize the Audit Committee of the Board of Directors to fix the compensation of such auditors in accordance with the amount and nature of their services.	FOR ☐	AGAINST ☐	ABSTAIN ☐

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

(NAME OF SHAREHOLDER)	(SIGNATURE OF SHAREHOLDER)	(DATE)

SILICOM LTD.

Annual General Meeting of Shareholders to be held on June 18, 2024

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Silicom Ltd. (the "Company") hereby appoints Mr. Eran Gilad, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company, to be held at the corporate offices of the Company at 14 Atir Yeda Street, Kfar Sava 4464323, Israel on Tuesday June 18, 2024, at 14:00, (Israel time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)